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SEC

19011344

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC Mail Processing Section

SEC FILE NUMBER
8-69952

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington

406

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE ONLY
	FIRM ID. NO.

NAME OF BROKER-DEALER:

303 SECURITIES, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West Superior Street Suite 300
(No. and Street)

Chicago   **Illinois**   **60654**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VASILE CEBAN   **(312) 605-8041**
                                                                      (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).





RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner of
303 Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 303 Securities, LP (the "Partnership") as of December 31, 2018, and the related notes and supplemental information (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of 303 Securities, LP as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 303 Securities, LP's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Partnership Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 303 Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as 303 Securities, LP's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of 303 Securities, LP's financial statement. The supplemental information is the responsibility of 303 Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2019

OATH OR AFFIRMATION

I, **Michael Savini**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **303 Securities, LP** as of **December 31, 2018** are true and correct. I further swear (or affirm) that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____Managing Principal_____
Title

Subscribed and sworn to before me this

____28̄ day of ___Feb̲ʳ̲u̲a̲ʳ̲y̲___ , 2019

_____
Notary Public

KARYN STURTEVANT
Official Seal
Notary Public - State of Illinois
My Commission Expires May 19, 2022

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

303 SECURITIES, LP

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2018
<u>AVAILABLE FOR PUBLIC INSPECTION</u>**

303 SECURITIES, LP

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	14,864
Securities purchased under agreements to resell, at fair value		12,401,323
US government securities owned, at fair value		241,655,816
Exchange membership, at cost (fair value $52,000)		66,500
Other assets		3,145
	$	254,141,648

Liabilities and Partner's Capital

Liabilities:

Securities sold under agreements to repurchase, at fair value	$	243,707,128
Payable to broker-dealer		9,086,435
Accounts payable and accrued expenses		49,494
		252,843,057
Partner's capital		1,298,591
	$	254,141,648

See accompanying notes.

303 SECURITIES, LP

Notes to Financial Statement

December 31, 2018

---

1. **Organization and Business**

   303 Securities, LP (the "Partnership"), a Delaware limited partnership, was formed on March 2, 2017 and commenced operations as broker-dealer on April 28, 2017. The Partnership formerly known as 303 Securities, LLC previously existed as a limited liabilities Partnership and converted to limited partnership on July 18, 2018. The Partnership is a broker-dealer registered with the Securities and Exchange Commission, and is a member of NYSE Arca. The Partnership conducts business primarily in the trading of government securities and commodity futures. The Partnership is wholly owned by 303 Proprietary Trading, LP and the General Partner is ARB GP, LLC.

2. **Summary of Significant Accounting Policies**

   Financial Instruments Valuation
   In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

   Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

   Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

   Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

   The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting Policies, continued

The Partnership values its investments based on the following principles and method of valuation:

U.S. government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Partnership records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Partnership records a realized gain or loss when the short position is closed out. By entering into short sales, the Partnership bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Exchange-traded derivatives, such as futures contracts is typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Reverse repurchase agreements and repurchase agreements are computed using standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves, and option volatilities. In instants where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

At December 31, 2018, the Partnership had net unrealized loss on open futures contracts totaling $(1,480,381), which were Level 1 investments. This amount is reflected in payable to broker-dealer in the statement of financial condition. Gains and losses from investment in securities and derivative instruments are included in trading gains in the statement of operations.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Securities purchased				
under agreements to resell	$	$ 12,401,323	$ -	$ 12,401,323
U.S. government securities	241,655,816	-	-	241,655,816
	$ 241,655,816	$ 12,401,323	$ -	$ 254,057,139
Liabilities				
Securities sold, not yet purchased				
Securities sold under				
agreements to repurchase	$	$ 243,707,128	$ -	$ 243,707,128
	$ -	$ 243,707,128	$ -	$ 243,707,128

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2. Summary of Significant Accounting Policies, continued

At December 31, 2018, the Partnership held no Level 3 investments.

Financial Instruments and Off Balance-Sheet Risk
ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges", and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Partnership enters into transactions in derivative financial instruments. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from broker- dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. At December 31, 2018, there are open futures contracts totaling a net fair value of $(1,480,381).

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Revenue Recognition
Securities transactions and financial futures contracts are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures," with related unrealized gains or losses recorded in the statement of operations. Commission charges for financial futures contracts are expensed at the time the contracts are opened.

2. **Summary of Significant Accounting Policies, continued**

Use of Estimates
The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Collateralized Short-Term Financing Transactions
Securities purchased or sold under agreements to resell or repurchase are collateralized principally by U.S. government securities. If the market value of the securities declines below the principal amount loaned plus accrued interest, additional collateral is requested and obtained at the time when deemed appropriate.

Exchange Membership
The Partnership's exchange memberships are reflected in the statement of financial condition at cost. Accounting principles generally accepted in the United States require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements, as the sole member is responsible for reporting income or loss based on their pro rata share of the profits or losses of the Partnership.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Partnership has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018.

3. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Partnership has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

3. **Guarantees, continued**

The Partnership records all derivative contracts at fair value. For this reason, the Partnership does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Partnership manages its risk exposure on a fair value basis. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership believes that market risk is substantially diminished when all financial instruments are aggregated.

4. **Contingency**

In the normal course of business, the Partnership is subject to various regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and or fines. These matters are rigorously defended as they arise.

5. **Clearing Agreements**

The Partnership has entered into brokerage agreements with its clearing brokers to provide execution and clearing services for the Partnership in accordance with orders placed by the Partnership's traders.

6. **Credit Concentration**

At December 31, 2018, a significant credit concentration consisted of approximately $1,264,000, representing the fair value of the Partnership's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

7. **Related Party Transaction**

The Partnership entered into an expense sharing agreement with ARB Trading Group, LLC, an affiliate on October 1, 2017.

8. **Net Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Partnership is required to maintain "net capital" equal to the greater of $250,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2018, the Partnership had net capital and net capital requirements of $848,604 and $250,000, respectively.

303 SECURITIES, LP

Notes to Financial Statement

December 31, 2018

9. **Subsequent Events**

The Partnership's management has evaluated events and transactions through February 27, 2019, the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULES

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2018

Computation of net capital

Total member's equity			$ 1,298,591
Deductions and /or charges:			
Nonallowable assets:			
Exchange membership, at cost	$	66,500	
Commodity futures contracts and spot commodities - proprietary capital charges		33,075	
Other assets		3,145	(102,720)
Net capital before haircuts on securities positions			1,195,871
Haircuts on securities:			
U.S. and Canadian government obligations	$	347,267	(347,267)
Net capital			$ 848,604

Computation of basic capital requirement

Minimum net capital required (greater of $250,000 or 6 ⅔% of aggregate indebtedness)		250,000
Net capital in excess of net capital requirement	$	598,604

Computation of aggregate indebtedness

Aggregate indebtedness	$	49,494
Ratio of aggregate indebtedness to net capital	%	5.83

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2018.

See accompanying notes.

303 SECURITIES, LP   SCHEDULE 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2018

_____

The Company did not handle any customer cash or securities during the year ended December
31, 2018 and does not have any customer accounts.

303 SECURITIES, LP

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2018

_____

The Company did not handle any customer cash or securities during the year ended December
31, 2018 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
303 Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 303 Securities, LP (the "Company") stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, as the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2019

303 SECURITIES, LP

The Exemption Report

December 31, 2018

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1 The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3, and

2 The Company had no obligations under 17 C.F.R § 240.15c3-3 throughout the most recent fiscal year ending December 31, 2018 without exception.

The above statements are true and correct to the best my knowledge and belief.

Michael Savini
Managing Principal

February 27, 2019